UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ANNUAL FILING
                                (Amendment No. 2)

Triathlon Broadcasting  Co.
(NAME  OF  ISSUER)
Common  Stock
(TITLE  CLASS  OF  SECURITIES)
89589P106
(CUSIP  NUMBER)
12/31/99
(DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

               (X)  RULE  13D-1(B)
               ( )  RULE  13D-1(C)
               ( )  RULE  13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP  NO.  89589P106                                             PAGE  2  OF  9


1.  NAME  OF  REPORTING  PERSON/EIN
    State Street Bank and Trust Company, as trustee for General Motors Employes Global Group Pension Trust

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __

3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
    New  York,  New  York

5.  SOLE  VOTING  POWER
    SHARES          0
6.  SHARED  VOTING  POWER
    SHARES          0
7.  SOLE  DISPOSITIVE  POWER
    SHARES          0
8.  SHARED  DISPOSITIVE  POWER
    SHARES          0
9.  TOTAL  BENEFICIALLY  OWNED
    SHARES          0

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

    0%

12. TYPE  OF  REPORTING  PERSON*
    EP

CUSIP  NO.  89589P106                                             PAGE  3  OF  9


1.  NAME  OF  REPORTING  PERSON/EIN
    General  Motors  Investment  Management  Corporation

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __

3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

5.  SOLE  VOTING  POWER
    SHARES          0
6.  SHARED  VOTING  POWER
    SHARES          0
7.  SOLE  DISPOSITIVE  POWER
    SHARES          0
8.  SHARED  DISPOSITIVE  POWER
    SHARES          0
9.  TOTAL  BENEFICIALLY  OWNED
    SHARES          0

10.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
     0%

12.  TYPE  OF  REPORTING  PERSON*
     IA,  CO

SCHEDULE  13G                                                     PAGE  4  OF  9

ITEM  1.

     (A)  NAME  OF  ISSUER
          Triathlon  Broadcast  Co.  ("TBC")

     (B)  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES
          750  B  Street,  Suite  1920
          San  Diego,  CA.  92101

ITEM  2.

     (A)  NAME  OF  PERSON  FILING
          (i) State Street Bank and Trust Company, as trustee for General Motors Employes Global Pension Trust ("Trust")
          (ii) General  Motors  Investment  Management  Corporation
               ("GMIMCo")

     (B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
          RESIDENCE

          (i)  Trust
               c/o  State  Street  Bank  and  Trust  Company
               225  Franklin  Street
               Boston,  MA  02110

          (ii) GMIMCo
               767  Fifth  Avenue
               New  York,  NY  10153

     (C)  CITIZENSHIP

          (i)  Trust  -  New  York
          (ii) GMIMCo  -  Delaware

     (D)  TITLE  CLASS  OF  SECURITIES
          Common  Stock

     (E)  CUSIP  NUMBER
          89589P106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(SELECT  EITHER  E  OR  F)
     (E)[x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (in the case of GMIMCo)

     (F)[x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
             Act OF 1974 Or Endowment Fund (in the case of the Trust) SEE SECTION 240.13d-1(b)(1)(ii)(F)

ITEM  4.  OWNERSHIP
The Trust is a trust formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons."(1)


     (A)  AMOUNT  BENEFICIALLY  OWNED

          (i)          Trust                    -     0
          (ii)         GMIMCo                   -     0

     (B)  PERCENT  OF  CLASS

          (i)          Trust                    -     0%
          (ii)         GMIMCo                   -     0%

     (C)  NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:
          (I)   SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE          0

          (II)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE  -
                    Same  as  set  forth  under  Item  4  (a)  above
          (III)  SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE  DISPOSITIO     -
                    0
          (IV)  SHARED  POWER  TO  DISPOSE  OR  TO  DIRECT  THE  DISPOSITION
                    OF-  Same  as  set  forth  under  Item  4  (a)  above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM  5.   OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS          [x]
--------------
(footnotes)
(1) Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement

ITEM  6.   OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
          PERSON.

          NOT  APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT  APPLICABLE

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          NOT  APPLICABLE

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          NOT  APPLICABLE

ITEM  10.  CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  ___,  2000

                    STATE  STREET  BANK  AND  TRUST  COMPANY,
                    As  trustee  for  GENERAL  MOTORS  EMPLOYES
                    GLOBAL GROUP PENSION TRUST (as directed by General Motors Investment Management Corporation)


                    By:  ______________________________________
                         Name: Michael Connors
                         Title: Assistant Vice President

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  ___,  2000

                    GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                    CORPORATION


                    By:  ______________________________________
                         Name: Margaret Eisen
                         Title: Managing Director

JOINT  FILING  AGREEMENT

This  will  confirm  the  agreement  by  and  among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock of Triathalon Broadcasting Company is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February  ___,  2000


                    STATE  STREET  BANK  AND  TRUST  COMPANY,
                    As  trustee  for  GENERAL  MOTORS  EMPLOYES
                    GLOBAL GROUP PENSION TRUST (as directed by General Motors Investment Management Corporation)

                    By:____________________________________
                         Name: Michael Connors
                         Title: Assistant Vice President




                    GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                    CORPORATION


                    By:____________________________________
                         Name: Margaret Eisen
                         Title: Managing Director